SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 9)*

Under the Securities Exchange Act of 1934

TransAlta Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

89346D107

(CUSIP Number)

John Staikos
Senior Vice President and General Counsel
LS Power Equity Advisors, LLC
1700 Broadway, 35th Floor
New York, New York 10019
212-615-3441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on followings pages)

(Page 1 of 15 Pages)

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 89346D107	13D	Page 2 of 15 Pages

1.	Names of Reporting Persons LSP Penn Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,086,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,086,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,086,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 3 of 15 Pages

1.	Names of Reporting Persons LSP Penn Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,086,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,086,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,086,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 4 of 15 Pages

1.	Names of Reporting Persons LS Power Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,086,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,086,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,086,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 5 of 15 Pages

1.	Names of Reporting Persons LS Power Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,086,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,086,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,086,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 6 of 15 Pages

1.	Names of Reporting Persons Luminus Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,086,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,086,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,086,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 7 of 15 Pages

1.	Names of Reporting Persons Luminus Asset Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,086,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,086,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,086,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 8 of 15 Pages

1.	Names of Reporting Persons Luminus Energy Partners Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,086,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,086,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,086,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 9 of 15 Pages

1.	Names of Reporting Persons LPCO Investments S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,086,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,086,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,086,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 10 of 15 Pages

1.	Names of Reporting Persons LTAC SPV I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,086,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,086,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,086,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 11 of 15 Pages

This Amendment No. 9 (this "Amendment") amends and supplements the Schedule 13D initially filed on July 6, 2007 (the "Original Filing") and subsequently amended by the Reporting Persons relating to the Common Shares, no par value (the "Shares"), of TransAlta Corporation, a corporation incorporated under the Canada Business Corporations Act (the "Issuer"). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or any previously filed amendments. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

As of March 17, 2008, the Reporting Persons are deemed to beneficially own an aggregate of 17,086,500 Shares, as detailed in Item 5.  The aggregate purchase price for such Shares was $ $452,197,844.471 (exclusive of brokerage commissions and fees), which amount has come, (1) with respect to the LS Power Entities, from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business with the previously identified financial institution, (2) with respect to the Luminus Entities, from working capital and (3) with respect to LTAC, from a capital contribution made by a member of LTAC.  The shares acquired by LPCO were contributed by other Reporting Persons listed hereto who purchased the shares with working capital and/or borrowings pursuant to margin accounts maintained in the ordinary course of business at the previously identified financial institution.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On March 18, 2008, certain of the Reporting Persons issued a press release announcing that, in light of recent steps taken by the Issuer, the Reporting Persons were withdrawing their shareholder proposals and notice of the intention to nominate four directors for the Issuer's 2008 annual meeting.

A copy of the press release is included as Exhibit 7.11 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby amended and restated as follows:

Reporting Persons	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
LSP Penn Holdings, LLC	0	17,086,500	17,086,500	8.5%
LSP Penn Holdings II, LLC	0	17,086,500	17,086,500	8.5%
LS Power Partners, L.P.	0	17,086,500	17,086,500	8.5%
LS Power Partners II, L.P.	0	17,086,500	17,086,500	8.5%
Luminus Management, LLC	0	17,086,500	17,086,500	8.5%
Luminus Asset Partners, L.P.	0	17,086,500	17,086,500	8.5%
Luminus Energy Partners Master Fund, Ltd.	0	17,086,500	17,086,500	8.5%
LPCO Investments S.à.r.l.	0	17,086,500	17,086,500	8.5%
LTAC SPV I, LLC	0	17,086,500	17,086,500	8.5%

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a "group," which "group" may be deemed to beneficially own an aggregate of 17,086,500 Shares, representing approximately 8.5% of the outstanding Shares. LPCO holds 16,782,400 Shares, of which 1,131,209 Shares are held on behalf of Luminus Asset Partners, 3,926,731 Shares are held on behalf of Luminus Energy Fund, 5,862,230

1 For purposes of calculating the aggregate purchase price, transactions in Shares executed in Canadian Dollars since the most recent filing on Schedule 13D on February 22, 2008 have been converted to US Dollars at a current market exchange rate of 1 CAD to 1.00019 USD.

CUSIP No. 89346D107	13D	Page 12 of 15 Pages

Shares are held on behalf of LSP Holdings and 5,862,230 Shares are held on behalf of LSP Holdings II.  LTAC holds 304,100 Shares.  Since LTAC may be deemed to be a member of a "group" with the other Reporting Person, LTAC may be deemed to beneficially own all of the Shares beneficially owned by the other Reporting Persons.

The percentages used herein are based on the 201,118,565 Shares reported to be issued and outstanding as of March 13, 2008 by the Issuer in its Form 40-F, filed with the Securities and Exchange Commission on March 17, 2008.

Items 5(c) is hereby amended and supplemented as follows:

All transactions in the Shares effected by the Reporting Persons since the most recent filing on Schedule 13D on February 22, 2008 through March 17, 2008 are set forth in Annex F attached hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
7.11	Press Release, dated March 18, 2008

CUSIP No. 89346D107	13D	Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: March 18, 2008

LSP Penn Holdings, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LSP Penn Holdings II, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LS Power Partners, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LS Power Partners II, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

Luminus Management, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

CUSIP No. 89346D107	13D	Page 14 of 15 Pages

Luminus Asset Partners, L.P.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	Director

LPCO Investments S.à.r.l.

By:	Paul Segal, as attorney-in-fact

By:	/s/ Paul Segal
Name:	Paul Segal

LTAC SPV I, LLC
By: Vega Energy GP, LLC, its managing member

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

CUSIP No. 89346D107	13D	Page 15 of 15 Pages

ANNEX F to SCHEDULE 13D/A

Party Effecting Transaction	Date	Buy/Sell	Quantity	Average Price (US$)*	Currency
LTAC SPV I, LLC	2/22/08	Buy	13,900	34.9040	CAD
LTAC SPV I, LLC	2/25/08	Buy	20,200	35.1710	CAD
LTAC SPV I, LLC	2/26/08	Buy	105,000	35.6332	CAD
LTAC SPV I, LLC	2/27/08	Buy	25,000	34.9766	CAD
LTAC SPV I, LLC	2/28/08	Buy	25,000	34.6566	CAD
LTAC SPV I, LLC	2/29/08	Buy	30,000	34.9333	CAD
LTAC SPV I, LLC	3/3/08	Buy	25,000	35.2661	CAD
LTAC SPV I, LLC	3/4/08	Buy	30,000	34.8066	CAD
LTAC SPV I, LLC	3/17/08	Buy	30,000	32.8531	CAD

* Transactions in Shares executed in Canadian Dollars have been converted to US Dollars using a current market exchange rate of 1 CAD to 1.00019 USD. Average price is net of brokerage fees and commissions.